UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

GSK plc

(Name of Issuer)

Ordinary Shares and American Depositary Shares

(Title of Class of Securities)

37733W204

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37733W204	13G	PAGE 2 OF 4 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dodge & Cox 94-1441976
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California - U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 93,029,840 Ordinary Shares and 61,943,352 American Depositary Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 95,829,840 Ordinary Shares and 64,932,952 American Depositary Shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,829,840 Ordinary Shares and 64,932,952 American Depositary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON* IA

Item 1	(a) Name of Issuer:

GSK plc

Item 1	(b) Address of Issuer’s Principal Executive Offices:

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Item 2	(a) Name of Person Filing:

Dodge & Cox

Item 2	(b) Address of the Principal Office or, if none, Residence:

555 California Street, 40th Floor

San Francisco, CA 94104

Item 2	(c) Citizenship:

California - U.S.A.

Item 2	(d) Title of Class of Securities:

Ordinary Shares and American Depositary Shares

Item 2	(e) CUSIP Number:

37733W204

Item 3	If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(e) ☒ Investment Advisor registered under section 203 of the Investment Advisors Act of 1940

Item 4	Ownership:

(a)	Amount Beneficially Owned:

95,829,840 Ordinary Shares and 64,932,952 American Depositary Shares

(b)	Percent of Class:

5.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote:

93,029,840 Ordinary Shares and 61,943,352 American Depositary Shares

(ii)	shared power to vote or direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

95,829,840 Ordinary Shares and 64,932,952 American Depositary Shares

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The clients of Dodge & Cox, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, GSK plc.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of a Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

DODGE & COX

By:	/S/ Katherine M. Primas
Name:	Katherine M. Primas
Title: Chief Compliance Officer